UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation
(Name of Subject Company)

EDAC Technologies Corporation
(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

279285100
(CUSIP Number of Class of Securities)

Glenn L. Purple
Vice President, Finance, Chief Financial Officer and Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT  06032
(650) 943-2800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.
Matthew J. Guanci, Jr.
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103
(860) 275-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Executive Officer of EDAC Technologies Corporation (“EDAC”), was sent to employees of EDAC on March 18, 2013:

To: EDAC Employees
Subject line: EDAC Technologies Enters into Merger Agreement with Greenbriar Equity

We have some exciting news to share. This morning we announced a definitive agreement for the company to be acquired by Greenbriar Equity Group LLC (“Greenbriar”), a private equity firm with $1.5 billion of committed capital and a strong heritage of investing in and growing aerospace, defense and other transportation‐related manufacturing businesses. Greenbriar has a particularly strong track record in the aerospace field, having made successful long‐term investments in such companies as Hexcel, Argo‐Tech, AmSafe Partners, and Align Aerospace.

This transaction begins an exciting new chapter for EDAC, our employees and our customers. It will appropriately compensate our shareholders, and enable EDAC to execute our long‐term growth strategy and focus on strengthening our partnerships with our customers. Greenbriar is investing in EDAC and its management team, because it enthusiastically supports our vision of sustained growth to create a world‐class company. We have come a long way in positioning EDAC as a market leader in all its business sectors while acting as a responsible neighbor and employer. You should all be very proud of your contributions that have made EDAC an operationally and financially strong company.

We believe EDAC’s success is just beginning; there is much more to come. The aerospace and industrial manufacturing industries serve global markets, with global customers and global competitors. It has always been my belief that EDAC needs to be positioned to compete by providing a full service offering on the global stage. This transaction enhances our ability to pursue this strategic objective and positions our capabilities and our people for the long term.

This is an exciting time and I know many of you are wondering what is next. Right now, I can’t stress enough how important it is to maintain our focus and keep our customers as our top priority. With Greenbriar’s strong financial backing, combined with the leadership of our management team and your hard work and commitment, there is so much more we can accomplish together. We anticipate that the transaction will be completed in the second quarter of 2013.

On behalf of the entire EDAC management team, thank you for all that you do for EDAC.

Dominick A. Pagano
Chief Executive Officer

Important Additional Information

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. The tender offer for the shares of the Company has not commenced. Shareholders of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding the tender of their shares. At the time the offer is commenced, GB Aero Engine LLC and GB Aero Engine Merger Sub Inc. will file tender offer materials with the SEC and the Company will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/ Recommendation Statement, will be made available to all shareholders of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from GB Aero Engine LLC.

In addition to the Solicitation/Recommendation Statement with respect to the Offer, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.